UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
JD.com, Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

47215P106
(CUSIP Number)
Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00002 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 47215P106	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON HUANG RIVER INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 486,245,393
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 486,245,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,245,393
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.59%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 47215P106	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS TENCENT HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 486,245,393
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 486,245,393
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,245,393
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.59%
14.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 47215P106	13D	Page 4 of 11 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value US$0.00002 per share (the “Class A Shares”), of JD.com, Inc., a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).  The address of the principal executive offices of the Issuer is 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street Chaoyang District, Beijing 100101, The People's Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Shares, are listed on the NASDAQ Stock Market under the symbol “JD.” The Reporting Persons (as defined below), however, only beneficially own Class A Shares.

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares (the “Class B Shares”, and together with the Class A Shares, the “Ordinary Shares”). The Class B Shares have the same rights as the Class A Shares, except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to twenty votes and is convertible into one Class A Share at any time by the holder thereof. The Class A Shares are not convertible into Class B Shares under any circumstances.

Item 2.  Identity and Background

(a) – (c), (f)            This Statement is being filed by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii) Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of Huang River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  Huang River is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorproated herein by reference, is information concerning each executive officer and director of Tencent and Huang River, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On March 10, 2014, Huang River acquired 351,678,637 ordinary shares pursuant to a share subscription agreement dated March 10, 2014, between the Issuer, Huang River and Tencent (the “Subscription Agreement”). On March 10, 2014 the Reporting Persons paid $214,661,998 in cash to the Issuer, as well as entered into a series of agreements with the Issuer

CUSIP No. 47215P106	13D	Page 5 of 11 Pages

and its affiliates for transfer of two online marketplace platforms of Tencent, issue of a minority equity interest in a Tencent affiliate with an option to acquire the balance interest and entered into a strategic cooperation agreement with the Issuer.  The 351,678,637 ordinary shares acquired by Huang River pursuant to the Subscription Agreement were redesignated as Class A Shares immediately prior to the initial public offering of the Issuer (the “IPO”).

Pursuant to the terms of an IPO subscription agreement dated March 10, 2014, between the Issuer, Huang River and Tencent (“IPO Subscription Agreement”), on May 28, 2014, concurrently with the IPO, Huang River acquired an additional 138,014,720 Ordinary Shares from the Issuer for $1,311,139,840 in cash.  On May 30, 2104, pursuant to the IPO Subscription Agreement, after the closing of the over-allotment option granted to the underwriters in the IPO, Huang River acquired an additional 1,479,240 Ordinary Shares for $14,052,780 in cash. The price per Class A Share acquired by Huang River on May 28, 2014 and May 30, 2014 was $9.5 (based on the initial public offering price of $19 for the ADSs as set forth in the Prospectus (as defined below)).

On March 18, 2014, Huang River entered into a share purchase agreement (“Post-IPO SPA”) with each of Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun, as the buyers, for the sale of 4,927,204 Class A Shares. The aggregate purchase price payable to Huang River by the buyers under the Post-IPO SPA was $5,167,629 in cash, and the purchase price payable by each buyer was set forth in a schedule to the Post-IPO SPA.  On April 10, 2014, Huang River entered into a supplemental agreement (“Supplemental Agreement”) with Bu Guangqi pursuant to which the purchase price payable by Bu Guangqi was reduced from $3,617,340 to $2,395,899. As a result, on May 16, 2014, the buyers paid an aggregate amount of $3,946,188 in cash to Huang River, against which on June 3, 2014, Huang River completed and registered with the Issuer, the transfer of 4,927,204 Class A Shares to Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun.

Huang River used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay the cash amounts involved in each of the foregoing purchases.

The Subscription Agreement is attached hereto as Exhibit 4 and the IPO Subscription Agreement is attached hereto as Exhibit 5, and are incorporated herein by reference.

The Post-IPO SPA is attached hereto as Exhibit 7 and the Supplemental Agreement is attached hereto as Exhibit 8, and are incorporated herein by reference.

Item 4.  Purpose of Transaction

As described in Item 3 above and Item 6 below, which descriptions are incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the acquisition of Class A Shares by Huang River pursuant to the Subscription Agreement and the IPO Subscription Agreement. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 17.59% of the Ordinary Shares outstanding and received the right to appoint one director on the board of directors of the Issuer. The Reporting Persons acquired the Class A Shares for investment purposes and in connection with the transactions contemplated under the Subscription Agreement and the IPO Subscription Agreement.

Consistent with such purposes, and subject to the limitations, rules and requirements under applicable law, limitations under the charter and bylaws of the Issuer, as well as any restrictions under the transaction documents described under Item 6 below, the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

Other than as set forth in this Statement or in the transaction documents described under Item 6 below, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any person named in Appendix A hereto has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (although the Reporting Persons reserve the right to develop such plans or proposals, subject to compliance with applicable laws).

Item 5.  Interest in Securities of the Issuer

(a) – (b)   As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of up to 486,245,393 Class A Shares.

Immediately following the IPO, based on a total of 2,734,171,730 Ordinary Shares (divided into 2,177,875,831 Class A Shares and 556,295,899 Class B Shares) outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on May 21, 2014 (“Prospectus”), the Reporting Persons beneficially held 17.91% of the Ordinary Shares outstanding.  After the closing of the underwriters’ over-allotment option (as described in the

CUSIP No. 47215P106	13D	Page 6 of 11 Pages

Prospectus) on May 30, 2014, based on a total of 2,763,756,650 Ordinary Shares outstanding as communicated to Tencent by the Issuer on May 29, 2014, the Reporting Persons beneficially held 17.77% of the Ordinary Shares outstanding.

On June 3, 2014 Huang River completed and registered with the Issuer, the transfer of 4,927,204 Class A Shares. Following the completion of such transfer, the Reporting Persons beneficially hold 17.59% of the Ordinary Shares outstanding.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 3.7% of the total voting power of the outstanding Ordinary Shares as reported in the Prospectus. The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of the Prospectus. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to twenty votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A hereto beneficially owns any Shares.

(c)      The Reporting Persons acquired 138,014,720 Class A Shares concurrently with the IPO on May 28, 2014 and 1,479,240 Class A Shares concurrently with the closing of the over-allotment option on May 30, 2014.

On June 3, 2014, pursuant to the carve-outs under the Shareholders Agreement and the Lock-Up Agreements, and in accordance with the terms of the Post-IPO SPA and the Supplemental Agreement, Huang River completed and registered with the Issuer, the transfer of 4,927,204 Class A Shares to Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun. On May 16, 2014 the buyers paid an aggregate amount of $3,946,188 in cash to Huang River in connection with such transfer against which the 4,927,204 Class A Shares were transferred.

Other than the transactions described above, there have been no transactions in the Ordinary Shares by the Reporting Persons or any of the persons identified in Appendix A hereto during the past 60 days.

The information set forth in Item 3 above and in Item 6 is also incorporated herein by reference.

(d)      Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

In connection with the IPO, on May 12, 2014, each of (x) Huang River and (y) Lau Chi Ping Martin (being the director appointed by the Reporting Persons on the board of the Issuer pursuant to the Shareholders Agreement as described below) (together, with Huang River, the “Lock-up Persons”), entered into customary lock-up agreements (the “Lock-Up Agreements”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC as representatives of the underwriters (the “Representatives”) pursuant to which the Lock-up Persons agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares, ADSs or securities convertible into Ordinary Shares or ADSs for 180 days from the date of the final prospectus filed in connection with the IPO without the prior written consent of the Representatives, and except for certain limited exceptions set forth therein.  However, the Representatives may release the securities subject to the Lock-Up Agreements from the lock-up restrictions at any time in accordance with the terms of such Lock-Up Agreement.  The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-Up Agreements filed as Exhibit 2 and Exhibit 3 to this Schedule 13D and which is incorporated herein by reference.

Share Subscription Agreement

On March 10, 2014, the Issuer, Huang River and Tencent entered into the Subscription Agreement pursuant to which Huang River agreed to purchase from the Issuer, 351,678,637 ordinary shares of the Issuer (redesignated as Class A Shares immediately prior to the IPO). On March 10, 2014 the Reporting Persons paid $214,661,998 in cash as well as entered into a series of agreements with the Issuer and its affiliates for transfer of two online marketplace platforms of Tencent, a minority equity interest in a Tencent affiliate with an option to acquire the balance and entry into a strategic cooperation agreement.

The Subscription Agreement contains customary representations, warranties and indemnities from each of the Reporting Persons and the Issuer for a transaction of this nature.

CUSIP No. 47215P106	13D	Page 7 of 11 Pages

The foregoing description of the Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Subscription Agreement. A copy of the Subscription Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

IPO Subscription Agreement

On March 10, 2014, the Issuer, Huang River and Tencent entered into the IPO Subscription Agreement. Pursuant to the IPO Subscription Agreement, Huang River agreed to purchase from the Issuer such number of Class A Shares that represents 5% of the Issuer’s total issued and outstanding share capital on a fully diluted basis (calculated in the manner set forth in the IPO Subscription Agreement) immediately following the completion of the IPO, which amounted to 138,014,720 Class A Shares if the underwriters did not exercise their over-allotment option to purchase additional ADSs in the offering, or 139,493,960 Class A Shares if the underwriters exercised their over-allotment option in full. Following the completion of the IPO and the underwriters’ exercise of their over-allotment option, Huang River has exercised its option to further subscribe to Class A Shares at a price per share equal to the IPO price adjusted to reflect the ADS-to-ordinary share ratio.

The IPO Subscription Agreement contains customary representations and warranties from each of the Reporting Persons and the Issuer for a transaction of this nature.

The foregoing description of the IPO Subscription Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the IPO Subscription Agreement.  A copy of the IPO Subscription Agreement is filed as Exhibit 5 hereto and is incorporated herein by reference.

Shareholders Agreement

On March 10, 2014, simultaneously with the issue of the 351,678,637 ordinary shares to Huang River, Huang River entered into a thirteenth amended and restated shareholders agreement (the “Shareholders Agreement”) with the Issuer and the shareholders of the Issuer (including holders of ordinary shares, series A preferred shares, series B preferred shares and series C preferred shares). Pursuant to the Shareholders Agreement, Huang River received certain board representation rights, as well as certain registration rights (each of which survived the completion of the IPO), a brief summary of which (as well as certain transfer restrictions) is set forth below.

Tencent Lock-up: In addition to the restrictions in the Lock-Up Agreement, under the Shareholders Agreement, Huang River has agreed not to, directly or indirectly, sell, transfer or dispose of any Class A Shares acquired by Huang River under the Subscription Agreement or the IPO Subscription Agreement for three years commencing from March 10, 2014, subject to certain limited exceptions including ability to transfer to affiliates and transfer of 4,927,204 Class A Shares. Huang River has also agreed under the terms of the Shareholders Agreement not to directly or indirectly, sell, transfer or dispose of any Class A Shares held by it to certain persons mutually agreed between the Reporting Persons, the Issuer and Mr. Richard Qiangdong Liu.

Board Representation: Huang River is entitled to appoint one director on the board of the Issuer (x) prior to the closing of the IPO, so long as it holds in aggregate 80% of the aggregate number of shares it acquired on March 10, 2014 plus the shares acquired by Huang River concurrently with the IPO, and (y) following the completion of the IPO, until the earlier of March 10, 2017 and the date on which Huang River holds less than 75% of the aggregate of the number of shares it acquired on March 10, 2014 plus the shares acquired by Huang River concurrently with the IPO.

  Demand Registration Rights:    At any time after six months following the completion of the IPO, holders of at least 15% of the Issuer’s outstanding registrable securities (includes holders of Ordinary Shares, except those held by Mr. Richard Qiangdong Liu, Max Smart Limited and Mr. Richard Qiangdong Liu’s associate) have the right to demand that the Issuer file a registration statement covering the registration of more than 10% of the total registrable securities then outstanding or the registration of the registrable securities with anticipated aggregate gross proceeds in excess of US$20 million. The demand registration rights in the Shareholders Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

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             Piggyback Registration Rights:    If the Issuer proposes to file a registration statement for a public offering of its securities other than an offering relating to any employee benefit plan or a corporate reorganization, the Issuer must offer holders of its registrable securities (including securities held by Huang River) an opportunity to include in the registration all or any part of their registrable securities. The demand registration rights in the Shareholders Agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

              Form F-3 Registration Rights:   Once the Issuer is eligible to file a shelf registration statement under the Securities Act of 1933, holders of at least 15% of the Issuer’s outstanding registrable securities have the right to request the Issuer to effect registration statements on Form F-3 at any time after the IPO. The Issuer is however not required to prepare and file more than three Form F-3 registrations in any 12-month period.

              Expenses of Registration:   The Issuer will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for the Issuer’s account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

              Termination of Obligations.  The Issuer has no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the second anniversary after the completion of the IPO; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act, except that Huang River has the right to demand on one occasion registration of its shares during the two-year period following March 10, 2017.

The foregoing description of the Shareholders Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Shareholders Agreement.  A copy of the Shareholders Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.

Post-IPO SPA & Supplemental Agreement

On March 18, 2014, Huang River entered into the Post-IPO SPA with each of Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun, as the buyers, for the sale of 4,927,204 Class A Shares. The aggregate purchase price payable to Huang River by the buyers under the Post-IPO SPA was $5,167,629 in cash, and the purchase price payable by each buyer was set forth in a schedule to the Post-IPO SPA.

On April 10, 2014, Huang River entered into the Supplemental Agreement with Bu Guangqi pursuant to which Huang River agreed to reduce the purchase price payable by Bu Guangqi to $2,395,899 from $3,617,340.

On May 16, 2014, the buyers paid an aggregate amount of $3,946,188 in cash to Huang River, against which on June 3, 2014, Huang River completed and registered with the Issuer, the transfer of 4,927,204 Class A Shares to Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun.

The foregoing descriptions of the Post-IPO SPA and the Supplemental Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Post-IPO SPA and the Supplemental Agreement. Copies of the Post-IPO SPA and Supplemental Agreement are filed as Exhibits 7 and 8 respectively, and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated June 9, 2014 between Huang River Investment Limited and Tencent Holdings Limited

Exhibit 2: Lock-Up Agreement dated May 12, 2014 between Huang River Investment Limited, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC

Exhibit 3: Lock-Up Agreement dated May 12, 2014 between Lau Chi Ping Martin, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC

Exhibit 4: Subscription Agreement, dated March 10, 2014 between JD.com, Inc., Huang River Investment Limited and Tencent Holdings Limited (incorporated herein by reference from Exhibit 10.20 of the Issuer’s Form F-1/A (File No. 333-193650) filed on March 19, 2014)

Exhibit 5: IPO Subscription Agreement, dated March 10, 2014 between JD.com, Inc., Huang River Investment Limited and Tencent Holdings Limited (incorporated herein by reference from Exhibit 10.21 of the Issuer’s Form F-1/A (File No. 333-193650) filed on March 19, 2014)

Exhibit 6: Thirteenth Amended and Restated Shareholders Agreement, dated March 10, 2014 between JD.com, Inc., Huang River Investment Limited and certain other shareholders parties thereto (incorporated herein by reference from Exhibit 4.4 of the Issuer’s Form F-1/A (File No. 333-193650) filed on March 19, 2014)

Exhibit 7: Share Purchase Agreement dated March 18, 2014 between Huang River Investment Limited, Bu Guangqi, Chen Yong, Lin Min, Sun Jun and Zou Zhijun

Exhibit 8: Supplemental Agreement dated April 10, 2014 between Huang River Investment Limited and Bu Guangqi

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Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
Zhang Zhidong	People’s Republic of China	Chief Technology Officer
Xu Chenye	People’s Republic of China	Chief Information Officer

Ren Yuxin	People’s Republic of China	Chief Operating Officer
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

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EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below.  The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2014

Tencent Holdings Limited

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Chairman of the Board

Huang River Investment Limited

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director